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1999 ANNUAL MEETING OF STOCKHOLDERS
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On June 3, 1999, the Fund held an annual meeting to:

1.   Elect two directors,

2. Ratify the appointment of KPMG Peat Marwick as the Fund's independent accountants for 1999, and

3. Consider whether to convert the Fund from a closed-end investment company into an open-end investment company. The Fund's Declaration of Trust required a shareholder vote on this question, because the Fund's shares had traded at an average discount of more than 10% to its net asset value over a 12-week-period beginning after the preceding annual meeting.

The number of shares issued and outstanding as of the record date of March 26, 1999 was 32,698,976. 12,785,599 shares, or 39.101 percent of those eligible to vote, were represented at the meeting.


PROPOSAL I
Election of Directors.
                                                 Number of Shares/Votes
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                                For          Authority Withheld     Del N-Vote
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Daniel K. L. Chiang        11,486,444.443       141,055.000        1,158,100.000
Robert P. Parker           11,478,794.443       148,705.000        1,158,100.000


PROPOSAL II
Ratification of the selection of KPMG Peat Marwick LLP as independent public accountants of the Trust for its fiscal year ending December 31, 1999.

For            11,565,556.443
Against        37,908.000
Abstain        24,035.000
Del N-Votes    1,158,100.000


PROPOSAL III
Conversion of the Trust from a closed-end investment company into an open-end investment company and certain related matters.

For            1,929,388.296
Against        4,217,475.147
Abstain        113,059.000
Del N-Votes    6,525,677.000